Exhibit 99.1

CALEDONIA MINING CORPORATION PLC

NOTICE OF ANNUAL GENERAL MEETING
OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the annual general meeting (the “Meeting”) of the shareholders of Caledonia Mining Corporation Plc (the “Company”) will be held on Wednesday, June 27, 2018 at 09:00 a.m. (UK time) at 3rd Floor, Weighbridge House, Weighbridge, St Helier, Jersey JE2 3NF, Channel Islands to receive the audited consolidated financial statements of the Company for the financial year ended December 31, 2017, together with the report of the auditor thereon, and to consider and, if thought fit, pass, with or without amendments, the following resolutions as ordinary resolutions:

1.	To reappoint each of the following directors of the Company for the ensuing year, each such resolution to be proposed as a separate resolution:

(a)	Leigh A. Wilson, who retires in accordance with article 72.1 of the articles of association of the Company and, being eligible, offers himself for reappointment as a director;

(b)	Steven Curtis, who retires in accordance with article 72.1 of the articles of association of the Company and, being eligible, offers himself for reappointment as a director;

(c)	Mark Learmonth, who retires in accordance with article 72.1 of the articles of association of the Company and, being eligible, offers himself for reappointment as a director;

(d)	John Kelly, who retires in accordance with article 72.1 of the articles of association of the Company and, being eligible, offers himself for reappointment as a director;

(e)	Johan Holtzhausen, who retires in accordance with article 72.1 of the articles of association of the Company and, being eligible, offers himself for reappointment as a director; and

(f)	John McGloin, who retires in accordance with article 72.1 of the articles of association of the Company and, being eligible, offers himself for reappointment as a director.

2.	To appoint Grant Thornton Johannesburg Partnership as the auditor of the Company for the ensuing year and authorise the directors to fix its remuneration.

3.	In accordance with the charter of the Audit Committee of the Board of Directors of the Company, to reappoint each of the following directors of the Company as a member of the Audit Committee for the ensuing year, each such resolution to be proposed as a separate resolution:

(a)	subject to his reappointment as a director of the Company pursuant to the resolution at 2.(e) above, Johan Holtzhausen;

(b)	subject to his reappointment as a director of the Company pursuant to the resolution at 2.(d) above,

John Kelly; and

(c)	subject to his reappointment as a director of the Company pursuant to the resolution at 2.(f) above,

John McGloin

or if any such persons are not so reappointed, any other independent non-executive director of the Company as may be put forward by the chairman of the Meeting.

4.	That in respect of the Company’s 2015 Omnibus Equity Incentive Compensation Plan, as approved by shareholders at the annual meeting of shareholders on May 14, 2015, all unallocated awards (including options, right or other entitlements) to acquire securities of the Company pursuant to the Plan are hereby approved and authorized which approval and authorization shall, if but only if the shares of the Company are then listed for trading on the Toronto Stock Exchange, expire on the third anniversary of the date of this resolution by the shareholders of the Company, being June 27, 2021 and any one officer or director of the Company be and is hereby authorized to execute and deliver all such agreements and documents and to take all action as such officer or director shall deem necessary or appropriate to give effect to this resolution.

May 23, 2018 has been chosen as the record date for determining those shareholders of the Company entitled to receive notice of the Meeting. The accompanying management information circular (the “Circular”) provides additional information relating to the matters to be dealt with at the Meeting and forms part of this notice.

To be entitled to attend and vote at the Meeting, shareholders must be registered in the register of members of the Company at 09:00 a.m. (UK time) on Monday, June 25, 2018 (or, in the event of any adjournment, 48 hours (not including any part of a day that is not a working day) prior to the time of the adjourned Meeting), and transfers registered after that time shall be disregarded in determining entitlements to attend and vote at the Meeting. Shareholders have a right to ask questions at the Meeting.

In order to ensure representation at the Meeting, registered shareholders must complete the enclosed form of proxy and submit it as soon as possible but not later than 09:00 a.m. (UK time) on Monday, June 25, 2018 or 48 hours (not including any part of a day that is not a working day) prior to the time of any adjournment or postponement of the Meeting (or such earlier time as required by the applicable nominee) as set out in the accompanying Circular.

Non-registered shareholders or shareholders that hold their shares in the name of a “nominee”, such as a bank, trust company, securities broker or other financial institution, must seek instructions from their nominee as to how to vote their shares. Non-registered shareholders will have received the accompanying Circular in a mailing from their nominee, together with the appropriate form of proxy or voting instruction form. It is important that non-registered shareholders adhere to the voting instructions provided to them by their nominee.

DATED as of the 31st day of May, 2018.

By order of the Board of Directors Caledonia Mining Corporation Plc

(signed) “Leigh A. Wilson”

Leigh A. Wilson
Chairman